Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 12/31/2017

($000’s)

12/31/2017
Assets
Cash and Balances Due From Depository Institutions	$19,469,911
Securities	111,520,538
Federal Funds	69,009
Loans & Lease Financing Receivables	279,502,730
Fixed Assets	4,583,971
Intangible Assets	12,895,144
Other Assets	27,984,526

Total Assets	$456,025,829

Liabilities
Deposits	$357,200,076
Fed Funds	926,018
Treasury Demand Notes	0
Trading Liabilities	1,102,222
Other Borrowed Money	31,004,180
Acceptances	0
Subordinated Notes and Debentures	3,300,000
Other Liabilities	14,979,001

Total Liabilities	$408,511,497

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	32,432,873
Minority Interest in Subsidiaries	796,344

Total Equity Capital	$47,514,332

Total Liabilities and Equity Capital	$456,025,829

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